SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 7)*

AdaptHealth Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00653Q102

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Cusip No. 00653Q102	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,654,202 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,654,202 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,654,202 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.82%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 17,179,888 shares of Class A Common Stock held by, and 2,474,314 shares of Class A Common Stock underlying an equal number of warrants held by, Deerfield Private Design Fund IV, L.P. Deerfield Private Design Fund IV, L.P. has elected to be subject to provisions of the warrants beneficially owned by it that restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of the Issuer’s Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon exercise of such warrants to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

Cusip No. 00653Q102	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,654,202 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,654,202 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,654,202 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.82%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 17,179,888 shares of Class A Common Stock held by, and 2,474,314 shares of Class A Common Stock underlying an equal number of warrants held by, Deerfield Private Design Fund IV, L.P. Deerfield Private Design Fund IV, L.P. has elected to be subject to provisions of the warrants beneficially owned by it that restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of the Issuer’s Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon exercise of such warrants to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

Cusip No. 00653Q102	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,674,202 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,674,202 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,674,202 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.86%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of (i) 17,179,888 shares of Class A Common Stock held by, and 2,474,314 shares of Class A Common Stock underlying an equal number of warrants held by, Deerfield Private Design Fund IV, L.P. and (ii) 20,000 shares of Class A Common Stock held by Steven Hochberg, an employee of Deerfield Management Company, for the benefit, and subject to the direction, of Deerfield Management Company. Deerfield Private Design Fund IV, L.P. has elected to be subject to provisions of the warrants beneficially owned by it that restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of the Issuer’s Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon exercise of such warrants to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

Cusip No. 00653Q102	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,674,202 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,674,202 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,674,202 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.86%
14	TYPE OF REPORTING PERSON IN

(4) Comprised of (i) 17,179,888 shares of Class A Common Stock held by, and 2,474,314 shares of Class A Common Stock underlying an equal number of warrants held by, Deerfield Private Design Fund IV, L.P. and (ii) 20,000 shares of Class A Common Stock held by Steven Hochberg, an employee of Deerfield Management Company, for the benefit, and subject to the direction, of Deerfield Management Company. Deerfield Private Design Fund IV, L.P. has elected to be subject to provisions of the warrants beneficially owned by it that restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of the Issuer’s Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon exercise of such warrants to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

Cusip No. 00653Q102	Page 6 of 9 Pages

This Amendment No. 7 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt IV, L.P. (“Deerfield Mgmt IV”), (ii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”) and (iv) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt IV, Deerfield Private Design Fund IV and Deerfield Management, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of AdaptHealth Corp. (formerly, DFB Healthcare Acquisitions Corp) (the “Company”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto (as amended, the “Schedule 13D”).

The purpose of this Amendment is to report a change in the percentage of the Company’s outstanding Class A Common Stock beneficially owned by the Reporting Persons solely as a result of an increase in the number of shares of the Company’s Class A Common Stock outstanding.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

(1)	Deerfield Mgmt IV

	Number of shares:	19,654,202 (comprised of shares held by, and shares underlying Warrants held by, Deerfield Private Design Fund IV)
	Percentage of shares:	37.82%*

(2)	Deerfield Private Design Fund IV

	Number of shares:	19,654,202 (comprised of shares held by, and shares underlying Warrants held by, Deerfield Private Design Fund IV)
	Percentage of shares:	37.82%*

(3)	Deerfield Management

	Number of shares:	19,674,202 (comprised of shares held by, and shares underlying Warrants held by, Deerfield Private Design Fund IV, and shares held by Steven Hochberg at the direction of Deerfield Management)
	Percentage of shares:	37.86%*

Cusip No. 00653Q102	Page 7 of 9 Pages

(4)	Flynn

	Number of shares:	19,674,202 (comprised of shares held by, and shares underlying Warrants held by, Deerfield Private Design Fund IV and the Sponsor, and shares held by Steven Hochberg at the direction of Deerfield Management)
	Percentage of shares:	37.86%*

*Percentage beneficial ownership reported herein reflects 45,427,240 shares of Class A Common Stock outstanding, as disclosed in the Company’s Definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission on April 29, 2020.

(b)

(1)	Deerfield Mgmt IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 19,654,202
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 19,654,202

(2)	Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 19,654,202
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 19,654,202

(3)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 19,674,202
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 19,674,202

(4)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 19,674,202
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 19,674,202

Flynn is the sole member of the general partner of each of Deerfield Mgmt IV and Deerfield Management. Deerfield Mgmt IV is the general partner, and Deerfield Management is the investment manager, of Deerfield Private Design Fund IV.

Cusip No. 00653Q102	Page 8 of 9 Pages

(c) No Reporting Person has effected any transactions in the Company’s securities since the filing of Amendment No. 6 to the Schedule 13D. The changes in the percentage of Class A Common Stock beneficially owned by each Reporting Person reflected in this Amendment have resulted solely from an increase in the number of shares of Class A Common Stock outstanding.

Cusip No. 00653Q102	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2020

DEERFIELD MGMT IV, L.P.
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.
By: Deerfield Mgmt IV, L.P., General Partner
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact